UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ANGIODYNAMICS, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

03457V101

(CUSIP Number)

Linda B. Stern
23 I.U. Willets Road
Old Westbury, New York 11568
(516) 997-0468

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Copy to)
Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Ave, 12th Floor
New York, NY 10022
(212) 308-8866

May 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 03457V 10 1

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Howard S. Stern. EIN: 26-6028365

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York State
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	7.	SOLE VOTING POWER	0

	8.	SHARED VOTING POWER	1,673,912

	9.	SOLE DISPOSITIVE POWER	0

	10.	SHARED DISPOSITIVE POWER	1,673,912

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,912

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%

14.	TYPE OF REPORTING PERSON 00

CUSIP No. 03457V 10 1

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Linda B. Stern.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	7.	SOLE VOTING POWER	74,891

	8.	SHARED VOTING POWER	1,673,912

	9.	SOLE DISPOSITIVE POWER	74,891

	10.	SHARED DISPOSITIVE POWER	1,673,912

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,803

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

14.	TYPE OF REPORTING PERSON IN

Introduction

                  This Amendment No. 1 to Schedule 13D amends the Schedule 13D (the “Statement”) filed by Linda B. Stern (“Linda Stern” or “Mrs. Stern”) and the Estate of Howard Stern (the “H. Stern Estate” and, with Linda Stern, the “Reporting Persons”) on January 23, 2006, relating to the acquisition of beneficial ownership of shares of common stock, par value $0.01 per share (the “AngioDynamics Common Stock”), of AngioDynamics, Inc. (“AngioDynamics”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Statement and, unless amended hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

                  Item 3 of the Statement is hereby deleted and replaced in its entirety by the following:

                  Howard S. Stern (“Howard Stern” or “Mr. Stern”) died on December 28, 2005. At the time of his death, Mr. Stern beneficially owned 1,748,803 shares of AngioDynamics Common Stock, including options for 101,897 shares, of which 74,891 shares were jointly owned, with right of survivorship, with Linda Stern. Mr. Stern obtained these shares in October, 2004, in connection with the distribution by E-Z-EM, Inc. to its stockholders of all of the AngioDynamics Common Stock that it owned, and he received the options as a director of AngioDynamics. Upon Mr. Stern’s death, Linda Stern became the sole beneficial owner of the 74,891 shares previously held jointly with Mr. Stern. On January 13, 2006, the Nassau County Surrogate’s Court issued Letters Testamentary appointing Linda Stern, Mr. Stern’s wife, the executor of the H. Stern Estate under the last will and testament of Howard Stern (the “H. Stern Will”). Under the H. Stern Will, Mrs. Stern is a discretionary beneficiary of a “credit shelter” trust, the sole lifetime beneficiary of a “QTIP” trust, which is the beneficiary of one-half of Mr. Stern’s residuary estate, and the direct outright beneficiary of the other half of the residuary estate. She is also a co-trustee of the two trusts. Substantially all of the shares of AngioDynamics Common Stock owned by the H. Stern Estate, or proceeds from the sale thereof, will pass into Mr. Stern’s residuary estate.

Item 4.	Purpose of Transaction

                  Item 4 of the Statement is hereby amended by adding the following immediately before the last paragraph thereof:

                  On May 1, 2006, in connection with a contemplated public offering by AngioDynamics of AngioDynamics Common Stock pursuant to a registration statement on Form S-3 (registration no. 333-133748) filed with the Securities and Exchange Commission on May 2, 2006 (the “Offering”), the Reporting Persons entered into identical letter agreements with RBC Capital Markets Corporation (“RBC”) pursuant to which they agreed not make any sales, transfers or other dispositions of AngioDynamics Common Stock owned by them for 90 days following the effective date of the Offering (which was May 23, 2006), subject to exceptions for bona fide gifts, dispositions to family trusts, dispositions to heirs and assigns, private sales and sales pursuant to the terms of the Internal Revenue Service private letter ruling dated February 6, 2004 (the “PLR”) obtained by E-Z-EM, Inc., the former parent company of AngioDynamics, in connection with the initial public offering of AngioDynamics and the subsequent spin-off by E-Z-EM, Inc. to its stockholders of the shares of AngioDynamics Common Stock it owned. Under the terms of the PLR, Mr. Stern was permitted to sell, in any calendar year, shares of AngioDynamics Common Stock in amounts aggregating up to one percent (1%) of the issued and outstanding shares of AngioDynamics Common Stock. The letter agreement between each Reporting Person and

RBC is filed as Exhibit 10.8 to this Amendment No. 1 and incorporated by reference into this Item 4.

                  On May 26, 2006, Mrs. Stern entered into a sales plan for AngioDynamics Common Stock with Goldman, Sachs & Co. (“Goldman, Sachs”). The sales plan is intended to comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. The sales plan, which will terminate no later than December 29, 2006, provides for sales through Goldman, Sachs of up to 74,000 shares of AngioDynamics Common Stock during the term of the plan, commencing in July 2006. Mrs. Stern has adopted the sales plan for diversification and liquidity purposes. Mrs. Stern may modify the sales plan from time to time or terminate the plan in accordance with its terms. The sales plan with Goldman, Sachs is filed as Exhibit 10.9 to this Amendment No. 1 and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

                  Items 5 (a) and (b) of the Statement are hereby deleted and replaced in their entirety by the following:

(a)

The H. Stern Estate has direct beneficial ownership of 1,673,912 shares of AngioDynamics Common Stock, which include an aggregate of 101,116 shares subject to options that became immediately exercisable in full upon Mr. Stern’s death, and which constitute 10.8% of the issued and outstanding shares of AngioDynamics Common Stock. The number of shares, exercise prices and expiration dates of the options are as follows:

No. of Shares	Exercise Price per Share	Expiration Date

781	$4.40	6/28/06
781	$4.72	6/28/06
86,773	$4.35	12/28/06
781	$9.80	12/28/06
6,000	$13.18	12/28/06
6,000	$24.21	12/28/06

Linda Stern has direct beneficial ownership of 74,891 shares of AngioDynamics Common Stock that were held by her and Howard Stern as joint tenants with right of survivorship as of the date of his death. In addition, as executor of the H. Stern Estate, Mrs. Stern is deemed to share beneficial ownership of all of the shares of AngioDynamics Common Stock beneficially owned by the H. Stern Estate, for total beneficial ownership of 1,748,803 shares. Such shares represent 11.3% of the outstanding shares of AngioDynamics Common Stock.

The percentage beneficial ownership of Linda Stern and the H. Stern Estate set forth in this Item 5 is based on 15,453,103 shares of AngioDynamics Common Stock, inclusive of the options set forth in the above table, outstanding as of May 30, 2006.

(b)	Linda Stern has sole voting and dispositive rights with respect to the 74,891 shares of AngioDynamics Common Stock she owns directly. The H. Stern

Estate and Mrs. Stern share voting and dispositive rights with respect to the 1,674,693 shares of AngioDynamics Common Stock owned directly by the H. Stern Estate.

Item 5(c) of the Statement is hereby amended by adding the following at the end thereof:

                  On May 25, 2006, the H. Stern Estate exercised options for 781 shares of AngioDynamics Common Stock. The exercise price was $9.80 per share and the options were to expire on May 29, 2006. On the same day, the H. Stern Estate sold the 781 shares acquired upon the exercise of such options on The Nasdaq National Market for a sales price of $25.95 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 of the Statement is hereby amended by adding the following at the end thereof:

                  On May 1, 2006, in connection with the Offering, the Reporting Persons entered into identical letter agreements with RBC regarding any sales, transfers or other dispositions of their shares of AngioDynamics Common Stock for 90 days following the effective date of the Offering. The description of the agreements with RBC set forth in Item 4 of this Amendment No. 1 to the Statement is incorporated by reference into this Item 6.

                  On May 26, 2006, Mrs. Stern entered into a Rule 10b5-1 sales plan with Goldman, Sachs for the sale of shares of AngioDynamics Common Stock. The description of the sales plan set forth in Item 4 of this Amendment No.1 to the Statement is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

10.8	Letter Agreement between RBC Capital Markets Corporation and each of (i) Linda B. Stern and (ii) the Estate of Howard S. Stern, dated May 1, 2006.

10.9	Sales Plan dated May 26, 2006 between Linda B. Stern and Goldman, Sachs & Co.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: May 31, 2006.

ESTATE OF HOWARD S. STERN

By:	/s/ Linda B. Stern

Name: Linda B. Stern
Title: Executor

/s/ Linda B. Stern

Linda B. Stern